Exhibit 3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Email: corporateactions@computershare.com www.computershare.com Toll Free Canada and US 1-877-982-8765 International 1-514-982-7555	+
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LETTER OF TRANSMITTAL FOR SHAREHOLDERS OF DENISON ENERGY INC.

YOUR ACTION IS REQUIRED — PLEASE FOLLOW THESE INSTRUCTIONS
By plan of arrangement under the Business Corporation Act (Ontario) completed in 2004 among Denison Energy Inc. (“Denison Energy”), Denison Mines Inc. (“Denison Mines”), Denison Resources Inc., Denison Resources Partnership, Denison Oil Corporation and Denison Mine Holding Corporation (the “Denison Arrangement”), Denison Energy shareholders became entitled to receive the following shares (the “New Shares”) in exchange for every Denison Energy share held: (a) 1 common share of Denison Mines; (b) 1/5 of one common share in Forte Resources Inc. (“Forte”)(formerly, Denison Oil Corporation); and (c) 1/21 of one common share in Calfrac Well Services Ltd. (“Calfrac”)(formerly, Denison Energy). This transaction is described in the Information Circular of Denison Energy dated January 24, 2004 (the “Information Circular”). The Denison Arrangement required that certificates representing shares of Denison Energy be exchanged by March 8, 2010. The records of Computershare Investor Services Inc. show that you still hold shares of Denison Energy or hold shares of a predecessor company which entitle you to shares of Denison Energy. You must now deliver certificates evidencing your Denison Energy shares (or shares of a predecessor company) to Computershare on or before December 31, 2010. If you fail to do so, your unexchanged shares will automatically be surrendered without further notice and will no longer represent any right to receive New Shares.
Subsequent to the date of the Information Circular, Forte completed a multi-party arrangement. The entities issuing securities to Forte shareholders under the above noted arrangement have likewise completed subsequent transactions. The foregoing transactions are independent of the Denison Arrangement and governed by their own terms, including without limitation, deadlines for participation by shareholders. These subsequent transactions may preclude the issuance of the Forte component of the New Shares to you, and there can be no assurance that you can participate in any corporate transactions which occurred subsequent to the Denison Arrangement involving Forte or any of its successors in interest.
By completing this Letter of Transmittal, you hereby represent and warrant that you are the owner of the number of Denison Energy shares or predecessor shares, which shares are represented by the share certificate(s) (“Former Share Certificates”) described below and delivered herewith and have full power and authority to herewith deposit such shares. You hereby surrender the Former Share Certificate(s).
Lost Certificates: If you cannot locate some or all of your certificates, read and complete Box A - Lost Certificate(s) on the back of this form and mark the boxes below with an X corresponding to the certificate numbers you cannot locate. You must also sign this form in Box A and have your signature(s) notarized. All registered holders MUST sign exactly as their name is printed above. If your lost certificate(s) is (are) valued at more than $250,000, please contact Computershare for additional instructions.
1. Your Denison Energy share certificates are listed below. Locate all of your certificates listed below and attach them to the Letter of Transmittal.
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2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form. All registered holders MUST sign exactly as the name is printed above.
Signature of Registered Owner or Authorized Representative

Signing Capacity ________________	Signature of Co-Owner (if more than one registered holder listed)	Signing Capacity _____________________
Daytime Phone number (___)- _________ MM / DD / YY Date

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Instructions for completing the Letter of Transmittal
1.	Use of Letter of Transmittal
(a)
Send or deliver the Former Share Certificate(s) and this Letter of Transmittal duly completed and signed to Computershare at one of the offices listed below. You may choose which method of delivery for Computershare to use; however it is at your risk, and if mail is used, registered mail is recommended.

(b)
If the Former Share Certificate(s) are registered in different names or addresses, you must submit separate Letters of Transmittal for each different registration or account. If such certificate(s) represent joint ownership, all joint owners must sign this Letter of Transmittal.

(c)
The signature on the Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever and the Former Share Certificate(s) need not be endorsed or accompanied by any share transfer power of attorney.

(d)
Former Share Certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder thereof or deposited together with a share transfer power of attorney properly completed by the registered holder. Such signature must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to Computershare. An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(e)
Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative’s authority to act.

(f)	Calfrac reserves the right, if it so elects in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received.

(g)
Subject to the effect of the subsequent transactions referred to above, each registered shareholder is entitled, without charge, to have issued to him one certificate of each of Denison Mines, Forte and Calfrac for each Former Share Certificate surrendered. A fee of $3.50 plus applicable tax, however, must be remitted for each additional certificate required.

2.	Exchange Ratio

Subject to the effect of the subsequent transactions referred to above, holders of Denison Energy shares are entitled to receive (a) one (1) Denison Mines common share in exchange for each Denison Energy share, (b) one (1) Forte share in exchange for five (5) Denison Energy shares and (c) one (1) Calfrac share in exchange for twenty one (21) Denison Energy shares.

3.
Surrender of Rights: If you fail to deliver and surrender to Computershare the Former Share Certificate(s) together with a duly executed and completed Letter of Transmittal and other required documents by December 31, 2010, such Former Share Certificate(s) shall cease to represent a right or claim of any kind or nature and the right of such holder of Denison Energy shares or predecessor shares shall be deemed to be surrendered to Calfrac with all dividends or distributions thereon declared or held for such holder.

Authorization and Registration: The signature(s) on the reverse side represents that you have full authority to surrender these certificate(s) for exchange and warrant that the shares represented by these certificates free and clear of liens, restrictions, adverse claims and encumbrances and direct Computershare to issue the New Shares and/or cheque in the name(s) that this Letter of Transmittal was addressed.

BOX A — LOST CERTIFICATE(S)
BLANKET BOND NO. 8187-38-53
By checking the lost certificate box(es) on the front page and signing the bottom of this form, the undersigned person(s) being fully sworn deposes and says that: “I am the lawful owner of the certificate(s) and the Denison Energy shares represented thereby. The certificate(s) has(have) not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of receiving, without surrender of the certificate(s), from Computershare, a new certificate of Denison Mines, Calfrac and Forte shares representing a replacement of the above lost certificates. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Calfrac. In consideration, I agree to completely indemnify, protect and save harmless Denison Mines, Calfrac and Forte, Computershare Investor Services Inc. and Computershare Trust Company of Canada ( together “Computershare”), and any other party to the transaction (each, an “Obligee”), and Computershare’s insurance company, Chubb Insurance Company of Canada, from and against all losses, costs and damages, including court costs and solicitors fees, which such person(s) may be subject to or liable for in respect of the replacement of the certificate(s). The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents, of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure occurs or has occurred. I authorize Computershare to deliver this Affidavit to Chubb Insurance Company of Canada which has underwritten a bond of indemnity to protect the foregoing parties.”
STEP 1: CALCULATE LOST CERTIFICATE BOND PREMIUM

LOST CERTIFICATE BOND		X	$0.06 CAD	=

PREMIUM CALCULATION:	Shares Lost				Total Premium Due
(minimum CAD $20.00)
Multiply the number of Denison Energy shares lost by the Bond premium noted above to calculate the premium you owe. If you have Lost Certificates representing, in aggregate, 333 or fewer Denison Energy shares, there is a minimum premium of CAD or USD $20.00. The premium is only valid until December 31, 2010 (“Expiry Date”). PLEASE MAKE YOUR MONEY ORDER, CERTIFIED CHEQUE OR BANK DRAFT PAYABLE TO “COMPUTERSHARE” FOR THE BOND PREMIUM AND ENCLOSE IT WITH THIS AFFIDAVIT. If your request is approved, Computershare will forward the Bond premium to Chubb Insurance Company of Canada. We cannot complete without a Surety Bond. NOTE: This premium is calculated based upon each lost Denison Share, not per each lost certificate.
STEP 2: SIGNATURES OF OWNERS
All registered owners MUST sign below exactly as the name(s) appears on the front of this form. You must have your signature(s) notarized. If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than CAD $250,000, please contact Computershare for additional instructions.

(Signature of Owner)	(Signature of Owner — if more than one registered owner listed)

Signing Capacity	Signing Capacity

Print Name:	Print Name:
STEP 3: NOTARIZATION
A COMMISSIONER AND/OR NOTARY PUBLIC IN AND FOR THE PROVINCE/STATE OF  _____  COUNTRY OF  _____
On this  _____  day of  _____, 20_____, before me personally appeared  _____, and  _____  and  _____, to me known and known to me to be the individual(s) described in and who executed the foregoing instrument, and being by me duly sworn, did depose and say that the statements therein contained are true.

NOTARY PUBLIC or COMMISSIONER	(Affix Notarial Seal)

My commission expires
Enclose all certificates in the envelope provided and send it with the completed form to Computershare, or for any questions contact Computershare.

By Mail:	PO Box 7021	By Registered Mail,	100 University Avenue	North America Toll Free -	1-877-982-8765
	31 Adelaide Street East	Hand or Courier	9th Floor	Outside North America -	1-514-982-7555
	Toronto, ON M5C 3H2		Toronto, ON M5J 2Y1	Email: corporateactions@computershare.com	*Between the hours of 8:30 a.m. — 8:00 p.m. E.S.T
	Attn: Corporate Actions		Attn: Corporate Actions
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